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                                                                  EXECUTION COPY

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2002


                                  SAPPI LIMITED
                 (Translation of registrant's name into English)

                               48 AMESHOFF STREET
                                  BRAAMFONTEIN
                                JOHANNESBURG 2001
                            REPUBLIC OF SOUTH AFRICA
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F  X      Form 40-F
                                   ---               ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes      No   X
                                    ---      ---


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                           FORWARD LOOKING STATEMENTS

         In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited, together with its subsidiaries (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "predict", "positioned", "will", "may", "risk", the negative thereof and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company and may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to: the Company's dependence on certain major suppliers and clients; dependence on pay-TV operators, some of which may be competitors of the Company, for the distribution and marketing of the Company's thematic channels; changes in government regulation and tax policy; adverse changes in economic conditions; adverse changes in the markets for the Company's products, including as a result of increased competition and aggressive pricing; reliance on technology; dependence on satellites; the inability of the Company to adapt to the rapid change in the entertainment and communication industry as a result of evolving distribution and broadcasting technologies; reliance on key personnel; the consequence of the Company failing to successfully manage the conversion to the euro; and other risk, uncertainties and factors inherent in the Company's business. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SAPPI LIMITED



                                        By:   /s/ Donald Wilson
                                            -----------------------------------
                                            Name: Donald Wilson
                                            Title: Executive Director - Finance


Date: May 29, 2002
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                                  EXHIBIT INDEX


Exhibits        Description                          Sequential Page No.
--------        -----------                          -------------------
99              Press Release dated May 29, 2002                 5